Filed by Inveresk Research Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc.
Commission File No. 000-49765

The following letter was sent to employees by Inveresk on July 1, 2004:

MESSAGE FROM THE CHIEF EXECUTIVE

Dear Colleague

I am delighted to announce today that we have agreed to merge Inveresk Research Group, Inc with Charles River Laboratories International, Inc. Charles River is a leading research model and pre-clinical services company based in Wilmington, Massachusetts in the United States.

Together our companies will create a global leader in the provision of essential pre-clinical and clinical drug development products and services to the pharmaceutical, biotechnology and other non-pharma industries. The new company will employ more than 7,300 people in 20 countries and will generate annual sales in excess of $925 million.

The decision to merge with another company is never easy. However after careful consideration I came to believe that Inveresk and Charles River are ideally matched in their commitment to quality, good science and customer service. Our company cultures are complementary and the merger will allow us to offer our customers an even more compelling range of services in more locations. This translates into growth opportunities that will benefit all of us.

While more detailed information will follow in due course, I wanted to give you an overview of relevant matters now:

•	The expanded company will be called Charles River Laboratories name and will be headquartered in Wilmington (near Boston), Massachusetts. However the Inveresk and CTBR brands will be retained for our pre-clinical and clinical services.

•	The Chairman and Chief Executive of Charles River Laboratories, Jim Foster, will become Chairman and Chief Executive of the new company. I will be Vice Chairman and Chief Scientific Officer. I know that Jim is eager to communicate with all of you about the strengths and opportunities of the combined company and will do so as soon as possible in the weeks ahead.

•	Michael Ankcorn, President of CTBR in Canada will lead the merged company’s global pre-clinical activities. Reporting to Mike will be Dr. Brian Bathgate, President of our European pre-clinical operations and Dr. Nancy Gillett, President of Charles River’s pre-clinical operations in the United States.

•	Alastair McEwan will continue as President of our global clinical operations.

•	Real Rénaud, President of Charles River’s Research Models and Services division will also continue in his role. Mike, Alastair and Real will report to Jim Foster.

•	We are committed to growing our combined pre-clinical and clinical services and believe that the merger will help us achieve this goal.

•	While the merger has the support of both Boards of Directors, the transaction remains subject to regulatory and shareholder approval. Assuming all of the conditions are fulfilled as anticipated, we expect the merger to be finalized in the fourth quarter of this year. In the meantime it is very important that we continue with business as usual, focusing on the needs of our clients.

•	Key clients will be told today that we have agreed to merge with Charles River. All clients will receive a letter from Inveresk over the next few days informing them of the plan. We believe that clients should be pleased with the merger as it allows us to provide a broader range of services in more locations and establishes a solid platform for further growth.

•	A press statement about the merger has been released and will be made available on our web site. Please ensure that any press or media inquiry is directed promptly to my office in Edinburgh.

We will be briefing our senior managers on Thursday and they will brief their teams after that. We are committed to keeping you informed of all relevant information as it becomes available. In the meantime please direct any questions to your manager, divisional President or me.

With kind regards

WALTER NIMMO

Edinburgh
1 July 2004

Caution Concerning Forward-Looking Statements. This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on Indigo’s current expectations and beliefs, and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this news release except as required by law.

This document may be deemed to be solicitation material in respect of the proposed business combination of Inveresk and Charles River. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Charles River and shareholders of Inveresk are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed business combination. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: General Counsel. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.